July 10, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

James Allegretto

Senior Assistant Chief Accountant

Re:

AMS Health Sciences, Inc.

Form 10-KSB for the fiscal year ended

  December 31, 2006

Filed March 30, 2007

Form 10-QSB for the quarterly period

  Ended June 30, 2007

Filed August 14, 2007

File No. 001-13343

Ladies and Gentlemen:

The following is in response to the Staff’s comment letter dated November 1, 2007.  In connection therewith, we acknowledge that:

•

The adequacy and accuracy of the disclosures in our filings are our responsibility;

•

The Staff comments or our changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With respect to the Staff’s comments, you are advised as follows:

Form 10-KSB December 31, 2006

Liquidity and Capital Resources, page 30

1.

To the extent practical please quantify the factors that you bulleted on page 29 that are described as having contributed to your current financial condition.

Several factors have contributed to our current financial condition:

•

The impact of several material non-recurring events, including the one-time impairment of goodwill, the accrual of deferred compensation related to the employment contract of our founder and then CEO, the implementation of a free trial program, the write-off of our deferred tax asset, and a lease abandonment charge related to the abandonment of our former executive offices;

Impairment of goodwill - $3,800,000

Deferred compensation - $668,000

Free trial program - $1,800,000

Deferred tax - $3,400,000

Lease abandonment - $171,000

Total - $9,839,000

•

Excessive expenses incurred in the Heartland operations, resulting from expenditures over and above what was represented, and a continuing excess of monthly operating expenses over revenues;   $1,500,000

•

Recurring losses due to the FDA’s ban on ephedra products;

2003 Revenue:  $6,500,000

2004 Revenue:  $728,000

Difference:  $5,772,000

2.

We note since March 2006, the Company’s securities have been listed on AMEX pursuant to a temporary exception that required the Company to demonstrate compliance with AMEX listing criteria.  The effect of being delisted is a material event that is likely to affect your liquidity.  Please explain why you did not discuss this liquidity event in your MD&A.  If you determine it is appropriate to revise to include a discussion, please ensure you also discuss the effects the delisting might have on your liquidity and any loan convenants.  Reference is made to Regulation S-B Item 303(b)(i).

As was disclosed on the Company’s registration statement on Form SB-2, File No. 333- 136128, the Company submitted an 18-month plan to the AMEX in February 2006, which set forth the Company’s plan of action to bring it back into compliance with the AMEX’s listing standards.  As also disclosed in the registration statement, the Company’s plan was accepted by the AMEX and, consequently, the Company’s common stock was permitted to remain listed on the AMEX for 18 months.  Inasmuch as the Company believed in good faith that it would be able to retain its listing on the AMEX by the end of the plan period, it did not view the possibility of delisting as a liquidity event requiring disclosure in the “Liquidity and Capital Resources” section of the Form 10-KSB.  The Company notes that the “Liquidity and Capital Resources” section of its registration statement on Form SB-2 likewise contained no such disclosure.

Item 8A. Controls and Procedures, page 32

3.

In light of the error discovered in the fourth quarter of 2006 regarding the recording of sales, please explain the basis for your officers’ conclusions that the Company’s disclosure controls and procedures were effective and that there were no changes in internal control over financial reporting.

It was actually the Companies internal controls and procedures that discovered.  The error was immediately brought to the attention of the Companies Auditors and SEC counsel.  It was determined the error was not material and corrective action was taken when filing the 2006 10-K.  Each subsequent quarter in 2007, the issue was fully discussed and disclosed in the 10-Q.

Note 1. Summary of Significant Accounting Policies, page F-7

Revenue Recognition

4.

Please disclose your customary shipping terms and whether such shipping terms dictate when title and risks and rewards of ownership pass from you to your customer.  If not clearly evident from your shipping terms, please supplementally clarify for us how you have met the criteria for sales recognition upon shipment.

Our products are shipped UPS or USPS, at our option.  Title passes when the shipment is signed for by our customer.  If a package is damaged prior to receipt, we file a claim with the shipper.  We recognize the sale when the product is shipped.  Due to the nature of our sales, we do not have “trade” receivables.  Credit card sales are approved immediately and bank draft sales are held four (4) days before shipping in order for the draft to clear the bank.  Because the products have been paid for when shipped, we recognize revenue at that time.  Should a customer refuse acceptance of a product package, we would record a return of product at that time.

5.

Please show us the entries you make when you buy back product from an independent associate.  In this regard, an example may be helpful to our understanding.  Please ensure we understand how reversal of any margin on returned products is reflected in the statement of income.  We may have further comment.

If a returned product is available for resale, the entries are as follows:

Dr:  Sales returns & allowances

     Cr:  Cash

Dr:  Inventory

     Cr:  Cost of product

If a returned product is not available for resale, the entries are as follows:

Dr:  Sales returns & allowances

    Cr:  Cash

Receivables

6.

We note the majority of the Company’s receivables are loans made to associates through a program that was terminated as of December 31, 2000.  Further, we note the terms of loans were five years or less.  Please explain why you have a balance in receivables given the termination date of the program and repayment provisions.

Original terms of the notes were not followed and repayment terms were extended by former management.  In early 2006 borrowers were notified that AMS would begin withholding all commission payments, as allowed in the original note agreements, until such loans were repaid in full.  In addition, AMS reserved a portion of the notes that were believed to potentially be uncollectible.  The remaining balance represents that portion of those loans not reserved for, but continuing to be collected.

Cost of Sales

7.

To the extent you incur shipping and handling or charge customers for such, please disclose your classification policy for shipping and handling costs.  Reference is made to EITF 00-10.

Shipping and handling costs are calculated on an average basis, using various destinations across the United States.  Shipping and handling charged to customers are shown in revenues, and costs incurred by the Company are shown in cost of goods sol in accordance with EITF 00-10.  Shipping and handling is not a direct pass-through of costs, and is a net charge to the Company of approximately 1 – 2%.

Cost of Sales

8.

Please explain to us whether the disclosure under this caption is intended to address disclosure considerations required by the Codification of Auditing Standards AU 341.11.  If so, please explain how the existing disclosure addresses such considerations.

This disclosure is not intended to address the disclosure considerations required by the Codification of Auditing Standards AU 341.11.  The disclosure is simply intended to inform the reader of circumstances leading to the current financial condition of the Company, the steps management has taken to correct those circumstances and management’s assessment of the future of the Company.

Note 6 Debt, page F-14

9.

Please disclose the principle assumptions you used in your valuation of the warrants under Black-Scholes.  To the extent any of the assumptions differ from those used in your valuation of employee options and disclosed on page F-11, please supplementally explain the reason.  Also tell us the contractual term of the warrants and the term used for Black-Scholes.

Assumptions:  (1) expected volatility 76.1%; (2) expected term in years three (3); (3) risk free interest rate 3.61%; (4) expected dividend yield 0%.  The primary difference between the assumptions used for the warrants and assumptions used for employee options is the expected term.  Employee options carry an expected term of five (5) years, whereas the expected term used for the warrants was three (3) years to coincide with the length of the note.  The contractual term of the warrants, as set forth in the Common Stock Purchase Warrant with Laurus is five (5) years, beginning June 28, 2006 and expiring June 28, 2011.  A term of three (3) years was used for Black-Scholes and recording purposes to mirror the term of the note.

10.

We are unclear on how the relative fair value method was used to allocate value to the advisor warrants and the underlying debt amount.  Your disclosure suggests the warrants were issued to the advisors as a fee as opposed to a basket of securities for cash.  If our understanding is incorrect, please supplementally clarify it.  Otherwise, please revise your disclosure.  Please also disclose the principle assumptions used in valuing the advisor warrants.  If the same as the warrants issued with debt, you may narratively indicate such.

The warrants issued to advisors were issued as a fee, as opposed to a basket of securities for cash.  The principle assumptions used in valuing the advisor warrants were the same as those used in valuing the debt warrants above in Item 9.

11.

To help us better understand, please explain how you calculated a reduction in debt of $159,125 due to the conversion of 350,000 shares.  Please be detailed in your illustration.

On October 31, 2006, AMS received correspondence from Laurus notifying us of their intent to convert 350,000 shares of common stock at the stated conversion price of $0.51 per share (as stated in the Laurus agreements), resulting in a total value of $178,500.  Of this amount, $159,125 was principle and $19,375 was interest, which was set forth in the notice from Laurus.

Note 9 Shareholders Equity, page F-17

12.

Please explain why the weighted average exercise prices from the table on page F-17 do not coincide with the weighted average exercise prices from the table on page F-12.

After further review of the tables in question, it appears that the weighted average exercise prices on page F-17 should match those prices from the table on page F-12.

13.

To help us better understand your recognition of stock-based compensation expense, please show us how you calculated, using the Black Scholes option pricing model, a weighted average grant date fair value of $0.59.  In this regard, please tell us the market price used in the model.  Please also explain what date the intrinsic values disclosed on page F-12 are as of.  If intrinsic value is as of grant date, given your disclosure of intrinsic value, please tell us how this reconciles with the Plan’s limitation of exercise price being not less than market value of the common stock on the grant date as disclosed in the last paragraph on page F-11.  We may have further comment.

The weighted average grant date fair value of $0.59 was calculated as follows:

	2006 Options Granted	2006 Option Value

	250,000	$152,500
	150,000	96,000
	150,000	94,500
	75,000	39,750
	45,000	22,950
	45,000	22,950
	50,000	25,500
	765,000	$454,150

Weighted Avg Price		$0.594

The table on page F-12 shows intrinsic values as of December 31, 2006, which would take into account the difference between the option price and current stock price, as well as the time value of the option.

Note 16.  Discontinued Operations, page F-25

14.

On November 15, 2006, you entered into certain lease and purchase agreements with Republic Plastics Ltd to take over the operations of Heartland Cup.  As part of the Agreement you entered into an equipment lease with Republic with a purchase option.  Please tell us whether your equipment lease and any contingent obligation on the assumed lease of the heartland Cup plant would constitute “continuing involvement” under paragraph 42 of SFAS no. 144,  If so, please explain how you concluded presentation of Heartland Cup as discontinued operations is appropriate.  Reference is made to SFAS 144 and EITF 03-13.  To the extent you believe you had no continuing involvement, please ensure you describe in detail your basis for your position.  We may have further comment.

AMS had no obligation related to the ongoing activity of Heartland Cup.  Republic Plastics assumed all operating obligations and liabilities.  The lease payments from Republic were used to service the Heartland debt.

Form 10-QSB June 30, 2007

Note 3 Marketable Securities, page 8

15.

It appears you have sold all marketable securities, with the exception of those pledged as collateral in connection with the Note issued for the acquisition of Heartland.  Please disclose any gains or losses that were realized.  Reference is made to SFAS 115, paragraph 21.

At December 31, 2006, the balance sheet line item titled “Marketable securities, available for sale, at fair value” consisted of two certificates of deposit totaling $793,183.  One of these matured in January 2007 and the other in April 2007.  Total interest income from the two was $7,430, which was shown in interest income on the statement of operations.

*  *  *  *  *

If you have further questions or comments, please call the undersigned at (405) 419-5802.

Very truly yours,

/s/ JERRY W. GRIZZLE
Jerry W. Grizzle
Chief Executive Officer